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October 22, 2014

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Re:  SunEdison, Inc.
          Form 10-K for the year ended December 31, 2013
          File No. 011-13828

Dear Mr. Vaughn:

This letter is in response to your comment letter dated October 10, 2014 to SunEdison, Inc. (SunEdison or the Company).  We have set forth below each of your comments followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2013
Exhibit 13

Financial Condition, page 12

1.
We note your response to prior comment 2. If material to an understanding of your liquidity and financial condition in future periods, please revise your disclosures in future filings to discuss how “solar sales mix” impacted your net accounts receivable.

Response:
In future filings, if material to an understanding of our liquidity and financial condition, we will discuss how solar sales mix impacts our net accounts receivable.

Form 8-K Filed May 8, 2014

2.
We note your response to prior comment 5. Please expand your discussion in future filings to clarify that the non-GAAP adjustments include both positive and negative adjustments to the GAAP figures and clearly describe the negative adjustments that are recorded.

Response:
In future filings, we will clarify that the non-GAAP adjustments include both positive and negative adjustments to the GAAP figures and describe any material negative adjustments that are recorded.
*****************
In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at 314-770-7303.

Sincerely,
/s/ Brian Wuebbels
Brian Wuebbels
Executive Vice President and
    Chief Financial Officer

SunEdison, Inc.
 13736 Riverport Drive, Suite 180
Maryland Heights, MO 63043
www.sunedison.com